SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
              AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. _)*


                                 Dillard's, Inc.
                                 (Name of Issuer)

                               Class A Common Stock
                            (Title of Class of Securities)

                                    254067101
                                  (CUSIP Number)

                               September 14, 2007
               (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                                     PAGE 2 of 7


CUSIP No. 254067101
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     (1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Daniel S. Och
-----------------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3) SEC USE ONLY

-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    3,836,465
SHARES
               -------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       _____________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    3,836,465
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          3,836,465
-----------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.0%
-----------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON
          IN
-----------------------------------------------------------------------------



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CUSIP No. 254067101


ITEM 1(a).  NAME OF ISSUER:
            Dillard's, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            1600 Cantrell Road, Little Rock, AR 72201

ITEMS 2(a), 2(b) and 2(c).   NAME OF PERSON FILING, ADDRESS OF PRINCIPAL
BUSINESS OFFICE AND CITIZENSHIP:

     This statement is filed by the person listed below:

          (i) Daniel S. Och, who is the Senior Managing Member of Och-Ziff Real Estate Advisors, LLC ("OZRE") and Chief Executive Officer of Och-Ziff GP LLC ("OZGP"), the general partner of Oz Managmenet LP ("OZ"). OZRE and OZ manage certain investment funds and discretionary accounts (the "Accounts") that directly own the Shares reported in this Schedule 13G.

          Daniel S. Och is a United States citizen.

          The address of the principal business office of Mr. Och is 9 West 57th Street, 39th Floor, New York, NY 10019.



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                                                                     PAGE 4 of 7


CUSIP No. 254067101


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Class A Common Stock.

ITEM 2(e).  CUSIP NUMBER:      254067101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)      [ ] Broker or dealer registered under Section 15 of the Act;

     (b)      [ ] Bank as defined in Section 3(a)(6) of the Act;

     (c)      [ ] Insurance Company as defined in Section 3(a)(19) of the
              Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-
              1(b)(1)(ii)(E);

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F);

     (g)      [ ] Parent Holding Company, in accordance with Rule 13d-
              1(b)(ii)(G);

     (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. [x]



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CUSIP No. 254067101


ITEM 4.   OWNERSHIP.

         Daniel S. Och is the Senior Managing Member of OZRE and the Chief Executive Officer of OZGP, the general partner of OZ. OZRE and OZ serve as investment managers to a number of Accounts, which directly own the Shares reported in this Schedule 13G. OZRE and OZ have voting and dispositive authority over the Shares reported in this Schedule 13G. As such, they may be deemed to be the beneficial owners of Shares reported in this Schedule 13G. OZGP serves as the general partner of OZ. As such, it may be deemed to be the beneficial owner of Shares reported in this Schedule 13G. Mr. Och is the Senior Managing Member of OZRE and the Chief Executive Officer of OZGP. As such, he may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

         Mr. Och hereby disclaims any beneficial ownership of any such Shares.

         A. Daniel S. Och
         (a)  Amount beneficially owned: 3,836,465
         (b)  Percent of class: 5.0%
              (All percentages herein are based on 76,048,246 shares of Class A Common Stock reported to be outstanding as of September 1, 2007, as reflected in the Form 10-Q filed by the Company on September
              5, 2007).
         (c)  Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote
                         3,836,465
                  (ii)   shared power to vote or to direct the vote 0
                  (iii) sole power to dispose or to direct the disposition of 3,836,465
                  (iv)   shared power to dispose or to direct the disposition of
                         0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. See Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          See Item 4.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.


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CUSIP No. 254067101


ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          Mr. Och hereby makes the following certification:

          By signing below Mr. Och certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP No. 254067101


                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  November 13, 2007           /s/ Daniel S. Och
                                    -----------------------------------
                                    Daniel S. Och